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                                                                    Exhibit 99.4


                              SMARTDISK CORPORATION
                             3506 Mercantile Avenue
                              Naples, Florida 34104

                               _________ __, 2003

To: Securities Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees

      This letter is being distributed to securities brokers, dealers, commercial banks, trust companies, and other nominees in connection with the offering by SmartDisk Corporation (the "Company") of an aggregate of 22,238,463 shares of the Company's common stock, par value $.001 per share ("Common Stock"), at a subscription price of $0.32 per share of Common Stock payable in cash or by delivery of shares of the Company's Series A Redeemable Convertible Preferred Stock, which will be valued at $1.00 per share (the "Subscription Price"), pursuant to the exercise of non-transferable subscription rights initially distributed on _________ __, 2003 ("Subscription Rights"), to all holders of record of shares of the Company's Common Stock as of the close of business on _________ __, 2003 (the "Record Date"). Each Subscription Right also carries the right to oversubscribe at the Subscription Price for additional shares of Common Stock, subject to proration if necessary. The Subscription Rights are described in the enclosed prospectus and evidenced by a Subscription Certificate registered in your name or in the name of your nominee.

      Each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to 1.25 Subscription Rights for each share of Common Stock owned by such beneficial owner on the record date. Stockholders will not receive fractional Subscription Rights, but instead Subscription Rights will be rounded down to the nearest full Subscription Right.

      We are asking you to contact your clients for whom you hold shares of Common Stock registered in your name or in the name of your nominee to obtain instructions with respect to the Subscription Rights.

      Enclosed are copies of the following documents:

      1.    Prospectus;

      2.    Form of Letter from Brokers or Other Nominees to Beneficial Owners;

      3.    Instructions for Use of SmartDisk Corporation Subscription
            Certificates;

      4.    Instructions by Beneficial Owners to Brokers or Other Nominees;

      5.    Form of Notice of Guaranteed Delivery; and

      6. Return envelope addressed to American Stock Transfer & Trust Company, as Subscription Agent.

      Your prompt action is requested. The Subscription Rights will expire at 5:00 P.M., Eastern Standard Time, on _________ __, 2003 (as it may be extended, the "Expiration Date").

      To exercise Subscription Rights, properly completed and executed Subscription Certificates and payment in full for all Subscription Rights exercised must be delivered to the Subscription Agent as indicated in the prospectus prior to the Expiration Date, unless the guaranteed delivery procedures described in the prospectus are followed.

      Additional copies of the enclosed materials may be obtained by contacting the Subscription Agent, American Stock Transfer & Trust Co by telephone at (877-777-0800, x 6820), by fax at (718-921-8334), or by email at
Info@amstock.com.

                                   Sincerely,
                                   /s/ Michael S. Battaglia
                                   Michael S. Battaglia
                                   President and Chief Executive Officer